                                           Filed Pursuant to Rule 424(b)(5)
                                                          File No. 33-64459




PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JANUARY 17, 1996)
                                  $200,000,000

                                   IBP, INC.
                          6 1/8% SENIOR NOTES DUE 2006
                          7 1/8% SENIOR NOTES DUE 2026
                               ------------------

     The 6 1/8% Senior Notes due 2006 (the "10-Year Notes") and the 7 1/8% Senior Notes due 2026 (the "30-Year Notes" and, collectively with the 10-Year Notes, the "Notes") are being issued by IBP, inc. ("IBP" or the "Company"). Interest on the Notes will be payable semi-annually on February 1 and August 1 of each year, commencing August 1, 1996. The 10-Year Notes will mature on February 1, 2006 and the 30-Year Notes will mature on February 1, 2026. The 10-Year Notes will not be redeemable by the Company prior to maturity. The 30-Year Notes will be redeemable at the option of the Company, in whole or from time to time in part, at any time after February 1, 2006 at the redemption prices set forth herein, plus accrued and unpaid interest to the date fixed for redemption. The Notes will constitute unsubordinated and unsecured obligations of the Company, ranking pari passu in right of payment with all other unsubordinated and unsecured indebtedness of the Company. See "Description of the Notes."

     The 10-Year Notes and the 30-Year Notes will each be issued in the form of one or more global notes. Each global note will be registered in the name of a nominee of The Depository Trust Company, as Depository. Beneficial interests in global notes will be shown on, and transfers thereof will be effected through, the records maintained by the Depository (with respect to Participants' interests) and its Participants. Except as described herein, the Notes will not be available in definitive form. The Notes will trade in the DTC Same-Day Funds Settlement System until maturity, and secondary market trading activity for the Notes will therefore settle in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds. See "Description of the Notes--Same-Day Settlement and Payment."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT
        OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE
          CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------------------------
                                                 PRICE           UNDERWRITING         PROCEEDS
                                                 TO THE         DISCOUNTS AND          TO THE
                                               PUBLIC(1)        COMMISSIONS(2)     COMPANY(1)(3)
--------------------------------------------------------------------------------------------------
Per 10-Year Note.........................       99.261%             0.650%            98.611%
Total....................................     $99,261,000          $650,000         $98,611,000
Per 30-Year Note.........................       99.507%             0.875%            98.632%
Total....................................     $99,507,000          $875,000         $98,632,000
--------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from January 26, 1996.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(3) Before deducting estimated expenses of $750,000, payable by the Company.

     The Notes offered hereby are being offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them and subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that the Notes will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company in New York, New York on or about January 26, 1996, against payment therefor in immediately available funds.

DONALDSON, LUFKIN & JENRETTE                                SALOMON BROTHERS INC
          SECURITIES CORPORATION
                               ------------------

          The date of this Prospectus Supplement is January 23, 1996.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by the detailed information and financial statements appearing elsewhere in this Prospectus Supplement and the accompanying Prospectus or incorporated by reference herein or therein. Unless the context indicates otherwise, all references in this Prospectus Supplement to "IBP" or the "Company" include IBP, inc. and its subsidiaries.

                                  THE COMPANY

     IBP is the world's leading producer of fresh beef and pork, with fiscal 1994 net sales of approximately $12.1 billion. Customers include food retailers, distributors, wholesalers, restaurant and hotel chains and other food processors. IBP also produces fully cooked meats for the retail and food service industries. Its allied products line includes more than 250 items, including tanned hides for leather makers, ingredients for pharmaceuticals and raw materials for animal feeds.

     Founded in 1960 as Iowa Beef Packers, Inc., the Company began operations in 1961 with one plant in western Iowa. Today, IBP has 23 plant sites in North America, regional sales offices throughout the United States and international sales offices in England and Japan.

                              RECENT DEVELOPMENTS

     On December 15, 1995, IBP redeemed $275 million principal amount of 9.82% Senior Notes due 2000 and $75 million principal amount of 10.39% Senior Subordinated Debentures due 2002 (the "1995 Redemption"). IBP funded the 1995 Redemption with available cash and borrowings under its then-existing credit facilities. On December 21, 1995, the Company replaced such credit facilities with a new credit facility (the "Credit Facility") which provides for borrowings by the Company up to an aggregate principal amount of $500 million. IBP paid prepayment premiums in connection with the 1995 Redemption of approximately $22 million, net of estimated applicable income taxes; however, the Company believes that the future benefits (i.e., lower net interest expense) of more favorable financing arrangements, including the sale of the Notes offered hereby (the "Offering"), will offset the cost of the prepayment premiums.

     On January 19, 1996, the Company effected a two-for-one stock split of its Common Stock in the form of a 100% stock dividend. The information presented in this Prospectus Supplement has been adjusted to reflect the stock split.

     On January 22, 1996, the Company announced financial results for its 1995 fiscal year and the fourth quarter of 1995. Net sales in 1995 totaled $12.7 billion, up 5% from $12.1 billion the previous year. Net earnings were $258 million, a 41% increase over the $182 million recorded in 1994. Earnings per share, after an extraordinary fourth quarter 1995 charge of $22 million or $0.23 per share for debt prepayment relating to the 1995 Redemption, rose to $2.67 in 1995 compared to $1.90 in 1994. Net earnings for the fourth quarter of 1995 totaled $35 million, or $0.36 per share, including the extraordinary charge for debt prepayment, compared to $78 million, or $0.81 per share, in 1994.

                                  THE OFFERING

Notes offered..............  $100,000,000 aggregate principal amount of 6 1/8%
                             Senior Notes due 2006 and $100,000,000 aggregate principal amount of 7 1/8% Senior Notes due 2026.

Maturity dates.............  February 1, 2006 with respect to the 10-Year Notes and February 1, 2026 with respect to the 30-Year Notes.

Interest payment dates.....  February 1 and August 1 of each year, commencing
                             August 1, 1996.

Optional redemption........  The 10-Year Notes will not be redeemable by the
                             Company prior to maturity. The 30-Year Notes will be redeemable at the option of the Company, in whole or from time to time in part, at any time after February 1, 2006 at the redemption prices set forth herein, plus accrued and unpaid interest to the date fixed for redemption. See "Description of the Notes--Optional Redemption."

Sinking fund...............  None.

Ranking....................  The Notes will constitute unsubordinated and unsecured obligations of the Company, ranking pari passu in right of payment with all other unsubordinated and unsecured indebtedness of the Company.

Covenants..................  The Indenture governing the Notes (the "Indenture")
                             will contain certain covenants, including, but not limited to, covenants limiting: (i) the creation of liens securing indebtedness and (ii) sale and leaseback transactions.

Use of proceeds............  Repayment of indebtedness incurred under the Credit
                             Facility.

                       SELECTED SUMMARY FINANCIAL DATA(1)

                                               FISCAL YEARS ENDED                   THIRTY-NINE WEEKS ENDED
                                   ------------------------------------------    -----------------------------
                                   DECEMBER 26,   DECEMBER 25,   DECEMBER 31,    SEPTEMBER 24,   SEPTEMBER 30,
                                       1992           1993         1994(2)           1994            1995
                                                 (IN THOUSANDS, EXCEPT PER SHARE AND RATIO DATA)
RESULTS OF OPERATIONS:
  Net sales....................... $ 11,128,405   $ 11,671,397   $ 12,075,427     $ 8,841,909     $ 9,507,240
  Earnings from operations........      160,442        174,469        347,337         202,621         383,099
  Earnings before income taxes and
     accounting change............      108,616        131,257        308,889         173,071         365,671
  Accounting change(3)............           --         12,626             --              --              --
  Net earnings....................       63,616         90,083        182,289         104,471         223,071
  Earnings per share before
     accounting change(4)......... $       0.67   $       0.81   $       1.90     $      1.09     $      2.31
  Net earnings per share(4).......         0.67           0.94           1.90            1.09            2.31
BALANCE SHEET DATA (AT END OF PERIOD):
  Working capital................. $    329,727   $    336,668   $    359,238     $   381,811     $   452,708
  Long-term obligations...........      510,900        460,723        361,760         435,584         305,877
  Stockholders' equity............      534,077        612,796        780,494         706,870         993,017
CERTAIN RATIOS (AT END OF PERIOD):
  Current ratio(5)................        1.9:1          1.9:1          1.6:1           1.9:1           1.7:1
  Debt to capital ratio(6)........         0.49           0.43           0.32            0.38            0.24
  Ratio of earnings to fixed
     charges(7)...................         2.84x          3.64x          7.28x           5.78x          11.44x

------------------------------
(1) To be read in conjunction with the Consolidated Financial Statements in IBP's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 and Quarterly Report on Form 10-Q for the thirty-nine weeks ended September 30, 1995, incorporated by reference herein.

(2) Fiscal year consisted of fifty-three weeks.

(3) Cumulative effect of change in accounting for income taxes.

(4) Adjusted to reflect the Company's two-for-one stock split effected in the form of a 100% stock dividend paid on January 19, 1996.

(5) The current ratio represents the ratio of current assets to current liabilities.

(6) The debt to capital ratio represents the ratio of long-term obligations to total capitalization (long-term obligations plus stockholders' equity).

(7) The ratio of earnings to fixed charges has been computed by dividing pre-tax earnings available for fixed charges (earnings before income taxes adjusted for interest expense and one-third of operating lease/rent expense) by fixed charges. Fixed charges include interest expense (incurred interest before capitalized interest and interest income) and one-third of operating lease/rent expense. The Company believes that one-third of operating lease/rent expense is representative of the interest factor.

                                USE OF PROCEEDS

     The net proceeds to IBP from the Offering are estimated to be $196,493,000, after deducting estimated underwriting discounts and commissions and estimated offering expenses. IBP will use the net proceeds from the Offering to repay outstanding indebtedness under the Credit Facility.

     IBP's indebtedness under the Credit Facility bears interest at a fluctuating rate, which at December 31, 1995 was approximately 6.1% per annum. Unless sooner repaid, the final principal payment of such indebtedness is due on December 20, 2000. See "Prospectus Supplement Summary--Recent Developments" for a description of recent Credit Facility borrowings and the use thereof.

                                 CAPITALIZATION

     The following table sets forth the capitalization of IBP at September 30, 1995 (as adjusted to reflect the Company's two-for-one stock split) and such capitalization (i) as adjusted to reflect the 1995 Redemption and related borrowings and (ii) as further adjusted to give effect to the Offering and the repayment of indebtedness incurred under the Credit Facility using the estimated proceeds from the Offering. This table should be read in conjunction with the Consolidated Financial Statements of IBP and related notes thereto incorporated by reference herein.

                                                               AS OF SEPTEMBER 30, 1995
                                                  ---------------------------------------------------
                                                                    (IN THOUSANDS)
                                                                   AS ADJUSTED
                                                                   FOR THE 1995
                                                                  REDEMPTION AND        AS FURTHER
                                                                    THE CREDIT         ADJUSTED FOR
                                                    ACTUAL           FACILITY         THE OFFERING(1)
Long-term obligations:
     Senior Notes due 2000....................    $  275,000        $       --          $        --
     Senior Subordinated Debentures due
       2002...................................        75,000                --                   --
     6 1/8% Senior Notes due 2006.............            --                --              100,000
     7 1/8% Senior Notes due 2026.............            --                --              100,000
     Credit Facility..........................            --           250,000               50,000
     Capital lease obligations................         9,900             9,900                9,900
     Other....................................         1,584             1,584                1,584
     Current maturities.......................       (55,607)               --                   --
                                                  ----------        ----------           ----------
          Total long-term obligations.........       305,877           261,484              261,484
Stockholders' equity:
     Common Stock, par value $0.05 per share;
       100,000,000 shares authorized;
       95,000,000 shares issued(2)............         4,750             4,750                4,750
     Additional paid-in capital...............       433,552           433,552              433,552
     Retained earnings........................       557,451           535,451(3)           535,451(3)
     Currency translation adjustments.........           977               977                  977
     Treasury stock at cost...................        (3,713)           (3,713)              (3,713)
                                                  ----------        ----------           ----------
          Total stockholders' equity..........       993,017           971,017              971,017
                                                  ----------        ----------           ----------
Total capitalization..........................    $1,298,894        $1,232,501          $ 1,232,501
                                                  ==========        ==========           ==========

------------------------------
(1) Offering expenses will be funded through the Company's operating cash flow.

(2) Adjusted to reflect the Company's two-for-one stock split effected in the form of a 100% stock dividend paid on January 19, 1996.

(3) Retained earnings has been adjusted for recognition of an extraordinary loss of approximately $22 million, net of estimated applicable income taxes, for prepayment premiums related to the 1995 Redemption.

                    SELECTED CONSOLIDATED FINANCIAL DATA(1)

                                               FISCAL YEARS ENDED                  THIRTY-NINE WEEKS ENDED
                                   ------------------------------------------   -----------------------------
                                   DECEMBER 26,   DECEMBER 25,   DECEMBER 31,   SEPTEMBER 24,   SEPTEMBER 30,
                                       1992           1993         1994(2)          1994            1995
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
RESULTS OF OPERATIONS:
     Net sales.................... $ 11,128,405   $ 11,671,397   $ 12,075,427    $ 8,841,909     $ 9,507,240
     Gross profit.................      236,791        258,666        460,109        276,966         477,822
     Selling, general and
       administrative expense.....       76,349         84,197        112,772         74,345          94,723
                                    -----------    -----------    -----------     ----------      ----------
     Earnings from operations.....      160,442        174,469        347,337        202,621         383,099
     Interest, net................      (51,826)       (43,212)       (38,448)       (29,550)        (17,428)
                                    -----------    -----------    -----------     ----------      ----------
     Earnings before income taxes
       and accounting change......      108,616        131,257        308,889        173,071         365,671
     Income taxes.................       45,000         53,800        126,600         68,600         142,600
     Accounting change(3).........           --         12,626             --             --              --
                                    -----------    -----------    -----------     ----------      ----------
     Net earnings................. $     63,616   $     90,083   $    182,289    $   104,471     $   223,071
                                    ===========    ===========    ===========     ==========      ==========
PER SHARE DATA(4):
     Earnings per share:
          Earnings before
            accounting change..... $       0.67   $       0.81   $       1.90    $      1.09     $      2.31
          Accounting change.......           --           0.13             --             --              --
                                    -----------    -----------    -----------     ----------      ----------
          Net earnings............ $       0.67   $       0.94   $       1.90    $      1.09     $      2.31
                                    ===========    ===========    ===========     ==========      ==========
     Dividends per share..........         0.15           0.10           0.10          0.075           0.075
BALANCE SHEET DATA (AT END OF PERIOD):
     Working capital.............. $    329,727   $    336,668   $    359,238    $   381,811     $   452,708
     Total assets.................    1,499,427      1,538,907      1,865,463      1,678,800       2,063,003
     Long-term obligations........      510,900        460,723        361,760        435,584         305,877
     Stockholders' equity.........      534,077        612,796        780,494        706,870         993,017

------------------------------
(1) To be read in conjunction with the Consolidated Financial Statements in IBP's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 and Quarterly Report on Form 10-Q for the thirty-nine weeks ended September 30, 1995, incorporated by reference herein.

(2) Fiscal year consisted of fifty-three weeks.

(3) Cumulative effect of change in accounting for income taxes.

(4) Adjusted to reflect the Company's two-for-one stock split effected in the form of a 100% stock dividend paid on January 19, 1996.

           SUMMARY MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     This section provides a discussion of the financial results and material changes in financial position for IBP for the thirty-nine weeks ended September 30, 1995 and September 24, 1994, as well as for the fiscal years ended December 31, 1994, December 25, 1993 and December 26, 1992. The discussion includes excerpts from, and summarizes and updates in certain respects, the Management's Discussion and Analysis of Financial Condition and Results of Operations included in IBP's Form 10-Q for the thirty-nine weeks ended September 30, 1995, and Form 10-K for the fiscal year ended December 31, 1994.

     The information contained in this discussion has been adjusted to reflect the Company's two-for-one stock split effected in the form of a 100% stock dividend paid on January 19, 1996.

RESULTS OF OPERATIONS

  THIRTY-NINE WEEKS ENDED SEPTEMBER 30, 1995 COMPARED TO THIRTY-NINE WEEKS ENDED SEPTEMBER 24, 1994

     Continued production efficiencies and increased export sales contributed to a strong third quarter 1995 performance. Net earnings for the thirteen weeks ended September 30 totaled $85.4 million or $0.88 per share, compared to $49.2 million or $0.51 per share in the third quarter 1994. Net earnings through the thirty-nine weeks ended September 30, 1995 totaled $223.1 million or $2.31 per share, versus $104.5 million or $1.09 per share through the thirty-nine weeks ended September 24, 1994.

     Gross profit, measured as a percentage of net sales, improved to 5.4% in the third quarter 1995 from 3.9% in the same 1994 period. Improved beef operations were the result of higher production efficiencies and strong demand, while pork operations were weaker in the third quarter 1995 compared to the third quarter 1994. For the nine months ended September 30, 1995, gross profit measured 5.0% of net sales versus 3.1% in the first three quarters of 1994. Beef operations were the most significant contributor to the improved gross profit in the first three quarters of 1995. In addition, IBP's newest operations, including its Canadian subsidiary Lakeside Farm Industries, Ltd. ("Lakeside") and IBP's beef boning division, made positive contributions, as did all other IBP divisions.

     IBP's selling prices and the prices it pays for live cattle and hogs are determined by constantly changing market forces of supply and demand, over which IBP has little or no control. Therefore, past results will not necessarily be indicative of future performance.

     Sales. Net sales in the 1995 third quarter and year-to-date periods ended September 30, 1995 increased 10.3% and 7.5%, respectively, from the comparable 1994 periods. An increase in pounds of products sold in 1995 versus 1994 for both comparison periods was the main factor in these increased net sales. The acquisitions of Lakeside in October 1994 and three beef boning plants in 1995 were the primary cause of the increase in pounds of products sold.

     Third quarter and year-to-date periods ended September 30, 1995 net export sales increased 32.7% and 26.6%, respectively, from the comparable 1994 periods, due chiefly to an increase in pounds of products sold to Asian markets. Exports to the Far East, IBP's most significant export market, increased, due in part to increased demand, lowered import restrictions, favorable currency exchange rates and development of additional markets. Exports accounted for 15.4% of consolidated net sales in the third quarter of 1995 and 14.4% in the first thirty-nine weeks of 1995, versus 12.8% and 12.2% in the comparable 1994 periods.

     Cost of Products Sold. Increases in the cost of products sold in the third quarter and year-to-date periods ended September 30, 1995, versus the comparable 1994 periods, resulted primarily from costs incurred at IBP operations acquired after such 1994 periods. IBP's fresh meats division, exclusive of new operations, experienced higher livestock costs in the third quarter 1995 versus the third quarter 1994 due mostly to an increase in pounds of products sold. For the same operations, year-to-date period ended September 30, 1995 livestock costs were lower than comparable 1994 costs as the impact of a decrease in the average cost of livestock purchased more than offset an increase in pounds of products sold. Also, an adjustment in the second quarter of 1995 to reduce the estimated salvage value for most corporate assets to better reflect actual experience increased year-to-date period ended September 30, 1995 cost of products sold by approximately $17 million.

     Selling, General and Administrative Expense. The principal components of increased selling, general and administrative expense in the 1995 third quarter and thirty-nine week periods versus the same 1994 periods were higher accruals for earnings-based incentive compensation, incremental selling and administrative expense associated with new operations and increased export-related selling expense.

     Interest Expense. Net interest expense was reduced 49.4% in the third quarter and 41.0% in the thirty-nine weeks ended September 30, 1995, versus the comparable 1994 periods. The favorable effect of long-term debt reductions of $112 million in the second half of 1994, increased interest income earned on investment of free cash flows and increased amounts of interest capitalized on fixed assets were the principal contributing factors to the lower 1995 net expense.

     On December 15, 1995, IBP redeemed $275 million principal amount of 9.82% Senior Notes due 2002 and $75 million principal amount of 10.39% Senior Subordinated Debentures due 2000. IBP funded the 1995 Redemption with available cash and with borrowings under its then-existing credit facility. IBP paid prepayment premiums of approximately $22 million, net of estimated applicable income taxes; however, the Company believes that the future benefits (i.e., lower net interest expense) of more favorable financing arrangements, including the Offering, will offset the cost of the prepayment premiums.

     Income Taxes. The higher year-to-date period ended September 30, 1995 income tax provision compared to the equivalent 1994 period resulted almost solely from the increase in pre-tax earnings.

  FISCAL YEAR ENDED DECEMBER 31, 1994 COMPARED TO FISCAL YEAR ENDED DECEMBER 25, 1993

     Expanded livestock supplies and greater efficiencies in 1994 brought about higher plant capacity utilization and improved margins. These factors pushed 1994 fourth quarter (14 weeks) and fiscal year (53 weeks) net earnings to record levels. Net earnings of $77.8 million in the fourth quarter of 1994 exceeded the previous quarterly high of $49.2 million in the third quarter 1994 (13 weeks). Meanwhile, the fiscal year 1994 (53 weeks) net earnings of $182.3 million were 102.3% higher than the 1993 (52 weeks) net earnings of $90.1 million, which included $12.6 million due to a required change in accounting for income taxes. Gross profit, measured as a percentage of net sales, improved to 3.8% in 1994 from 2.2% in 1993.

     IBP expanded its business in several ways during 1994. The Company completed purchases of two companies, opened cooked ham operations at two of its existing pork plant locations and continued its renovation and expansion of a pork plant in Logansport, Indiana. IBP also entered into a production agreement with a large Japanese pork processor and purveyor to produce pork products for the Japanese market at the Company's Perry, Iowa facility.

     In the second quarter of 1994, IBP purchased Prepared Foods, Inc., which produces prepared meats for sale to food service and deli meat customers. The purchased company has annual sales of approximately $75 million. In the fourth quarter of 1994, IBP purchased Lakeside, an agribusiness with approximately $500 million (U.S. dollars) in annual sales, located in Brooks, Alberta, Canada. Lakeside's principal operations are cattle feeding and slaughter operations. The plant is being expanded to include beef fabrication and rendering facilities. The Lakeside acquisition marked IBP's first venture into production facilities outside the United States.

     Several beef division expansion projects were started in 1994. The Company is constructing a new boxed beef handling and storage facility at its Dakota City, Nebraska, location. It is also upgrading and expanding its similar facility at its Finney County, Kansas, complex. These systems will improve product handling, storage and loadout efficiencies and accommodate customer demand for smaller box sizes. Several capacity expansion and value-added projects are underway at IBP's other beef production facilities.

     IBP's required adoption of the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," in the first quarter 1993 added $12.6 million or $0.13 per share to prior year net earnings. This earnings increase was primarily attributable to the adjustment of "pushdown accounting" fixed asset bases resulting from IBP's acquisition in 1981. At the same time, net earnings for fiscal years 1994 and 1993 were reduced by recurring pushdown accounting adjustments, consisting primarily of goodwill amortization and depreciation of the higher values assigned to property, plant and equipment, totaling $9.8 million or $0.10 per share in 1994 and $10.3 million or $0.11 per share in 1993. These adjustments had no impact on cash flow.

     Sales. Net sales in the 53-week fiscal 1994 increased 3.5% from 1993 (52 weeks) because a 12.3% increase in pounds of products sold offset an 8.3% decrease in the average price of products sold. The increase in pounds of products sold in 1994 was due in part to increased levels of beef and pork production at IBP's existing facilities, increased sales volume at IBP's new subsidiaries and the additional week in fiscal 1994.

     Net export sales in 1994 increased 11.4% over such sales in 1993 due primarily to a 14.1% increase in pounds of export products sold. Net export sales accounted for 12.8% of total 1994 net sales compared to 11.9% in 1993. The export sales growth was attributable to higher-volume exports of boxed beef, boxed pork and hides, particularly to Asian and North American destinations.

     Cost of Products Sold. The cost of products sold in 1994 increased 1.8% from costs incurred in 1993. A reduction in the overall average cost of livestock purchased more than offset the effect of an increase in pounds of products sold. However, increases in volume-related plant production and livestock procurement costs, incremental expense incurred at new subsidiaries, and incentive compensation at IBP's production facilities were the primary causes of the overall increase in costs.

     Selling, General and Administrative Expense. Selling, general and administrative expense increased 33.9% in 1994 versus 1993. The principal reasons for the higher 1994 expense were increased earnings-based incentive compensation, outside legal costs, bad debt expense and incremental expense attributable to the Company's new subsidiaries.

     Interest Expense. Increased amounts of capitalized interest and interest income from investments of available cash helped to decrease 1994 net interest expense 11.0% from the prior year. Outstanding borrowings averaged $98 million less in 1994 compared to 1993 due to sustained earnings strength and other positive operating cash flows. However, IBP's effective interest rate increased due to a higher proportion of long-term, higher-rate borrowings.

     Income Taxes. The higher 1994 income tax provision versus 1993 resulted almost solely from the increase in pre-tax earnings.

  FISCAL YEAR ENDED DECEMBER 25, 1993 COMPARED TO FISCAL YEAR ENDED DECEMBER 26, 1992

     Sales. In 1993, net sales rose 4.9% from 1992 net sales due to increases in the average selling price of beef and pork and in total pounds of beef products sold.

     Net export sales continued to grow in 1993, rising 8.2% over 1992 totals. The sales growth was attributable to increased boxed beef and pork sales to Asian countries, particularly to Japan. In total, exports accounted for 11.9% of 1993 net sales compared to 11.6% of net sales in 1992.

     Cost of Products Sold. The principal factors which caused the 4.8% increase in the cost of products sold in 1993 compared to 1992 were increases in the average price paid for hogs and cattle and an increase in pounds of beef products sold. Livestock cost comprised approximately 90% of cost of products sold in 1993 and 1992.

     Plant costs were also higher in 1993 than in 1992 due mostly to increased labor and related costs.

     Selling, General and Administrative Expense. Selling, general and administrative expense rose 10.3% in 1993 compared to 1992 largely due to increased incentive compensation accruals, a higher bad debt provision, higher corporate consulting expense and export-related selling expense.

     Interest Expense. Several factors contributed to the lower net interest expense in 1993 compared to 1992. The expiration of interest rate "collars," 9.9% lower average borrowings outstanding and a lower average rate on the Company's borrowings were the most significant factors involved in the decrease. The decrease in borrowing needs was mainly the result of improved profitability and a reduction in dividends paid.

     Income Taxes. The higher 1993 income tax provision versus 1992 resulted almost solely from the increase in pre-tax earnings.

LIQUIDITY AND CAPITAL RESOURCES

     The meat processing industry is characterized by high working capital requirements. This is due largely to statutory provisions that generally provide for immediate payment for livestock, while it takes IBP on average about one week to turn its inventory and two weeks to convert its trade receivables to cash. These factors, combined with fluctuations in production levels, selling prices and prices paid for livestock can impact cash requirements substantially on a day-to-day basis. To provide cash for its working capital requirements, the Company's Credit Facility provides IBP with same-day access to an aggregate of $500 million in potential borrowings. As of the date of this Prospectus Supplement, the Company's available unused credit capacity is $250 million. See "Prospectus Supplement Summary--Recent Developments." The net proceeds of the Offering will be used to repay outstanding indebtedness under the Credit Facility, and management expects the Company's available unused credit capacity to be approximately $450 million immediately after the application of the net proceeds of the Offering. See "Use of Proceeds."

     Although IBP has significant working capital requirements, its accounts receivable and inventories are highly liquid, characterized by rapid turnover. The following are key indicators relating to IBP's working capital and asset-based liquidity:

                                                                      SEPTEMBER 30, 1995
                                                        ----------------------------------------------
                                                                       AS ADJUSTED
                                                                       FOR THE 1995
                                  DECEMBER 31, 1994                   REDEMPTION AND       AS FURTHER
                                  -----------------                     THE CREDIT        ADJUSTED FOR
                                       ACTUAL            ACTUAL          FACILITY         THE OFFERING
    Working capital (in
      thousands)................      $ 359,238         $452,708         $386,315           $386,315
    Current ratio(1)............          1.6:1            1.7:1            1.6:1              1.6:1
    Quick ratio(2)..............          1.1:1            1.1:1            1.0:1              1.0:1
    Number of days' sales in
      accounts receivable.......           13.8             13.5             13.5               13.5
    Inventory turnover..........           51.2             42.8             42.8               42.8

------------------------------
(1) The current ratio represents the ratio of current assets to current liabilities.

(2) The quick ratio represents the ratio of quick assets to current liabilities. Quick assets are cash (including temporary investments) plus accounts receivable.

     Total outstanding borrowings averaged $370 million in the first nine months of 1995 compared to $474 million in the comparable 1994 period. Capital expenditures for the first nine months of 1995 were $117 million, compared to capital expenditures of $83.9 million during the 1994 fiscal year. The increased 1995 spending was due in part to continued expansion and renovation of the Logansport, Indiana pork plant, purchases of three beef boning plants and various other expansion projects in progress. The Logansport plant commenced operations in the third quarter of 1995.

                            DESCRIPTION OF THE NOTES

     The following description of the particular terms of the Notes (referred to in the accompanying Prospectus as the "Debt Securities") supplements, and to the extent inconsistent therewith replaces, insofar as such description relates to the Notes, the description of the general terms and provisions of Debt Securities set forth in the Prospectus. Capitalized terms used herein but not otherwise defined shall have the meanings assigned to them in the Indenture.

GENERAL

     The 10-Year Notes will mature on February 1, 2006 and will be limited to $100,000,000 aggregate principal amount. The 30-Year Notes will mature on February 1, 2026 and will be limited to $100,000,000 aggregate principal amount. The Notes will be unsubordinated and unsecured obligations of the Company and will rank pari passu in right of payment with all other unsubordinated and unsecured indebtedness of the Company. The 10-Year Notes and the 30-Year Notes will each constitute a series of Debt Securities (as defined in the Prospectus) and will be issued under the Indenture to be entered into by the Company and The Bank of New York, as trustee (the "Trustee"), the terms of which are more fully described in the Prospectus.

     The Notes will bear interest from their date of issuance at the rate per annum set forth on the cover page of this Prospectus Supplement, payable on February 1 and August 1 of each year, commencing August 1, 1996, to the person in whose name the Note was registered at the close of business on the preceding January 15 and July 15, respectively, whether or not such day is a Business Day.

OPTIONAL REDEMPTION

     The 10-Year Notes will not be redeemable by the Company prior to maturity.

     The 30-Year Notes will not be redeemable prior to February 1, 2006. Thereafter, the 30-Year Notes will be subject to redemption at the option of the Company, in whole or from time to time in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest thereon to the applicable redemption date, if redeemed during the twelve-month period beginning on February 1 of the years indicated below:

    2006..........................  103.316%
    2007..........................  102.984%
    2008..........................  102.653%
    2009..........................  102.321%
    2010..........................  101.990%
    2011..........................  101.658%
    2012..........................  101.326%
    2013..........................  100.995%
    2014..........................  100.663%
    2015..........................  100.332%
    2016 and thereafter...........      100%

     In the case of a partial redemption, the Trustee shall select the 30-Year Notes or portions thereof for redemption on a pro rata basis, by lot or in such other manner it deems appropriate and fair. The 30-Year Notes may be redeemed in part in multiples of $1,000 only.

BOOK-ENTRY, DELIVERY AND FORM

     The 10-Year Notes and the 30-Year Notes will each be issued in the form of one or more fully registered global Debt Securities (each a "Global Security" and collectively the "Global Securities"). Each Global Security will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the "Depository") and registered in the name of the Depository's nominee. The Depository currently limits the maximum denomination of any global security to $200 million.

     Except as set forth below, each Global Security may be transferred, in whole and not in part, only to another nominee of the Depository or to a successor of the Depository or its nominee.

     The Depository has advised as follows: it is a limited-purpose trust company which was created to hold securities for its participating organizations (the "Participants") and to facilitate the clearance and settlement of securities transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. Participants include securities brokers and dealers (including the Underwriters named herein), banks and trust companies, clearing corporations and certain other organizations. Access to the Depository's system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("indirect participants"). Persons who are not Participants may beneficially own securities held by the Depository only through Participants or indirect participants.

     The Depository advises that its established procedures provide that (i) upon issuance of the Notes by the Company, the Depository will credit the accounts of Participants designated by the Underwriters with the principal amounts of the Notes purchased by the Underwriters, and (ii) ownership of interests in each Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depository, the Participants and the indirect participants. The laws of some states require that certain persons take physical delivery in definitive form of securities which they own. Consequently, the ability to transfer beneficial interests in each Global Security is limited to such extent.

     So long as a nominee of the Depository is the registered owner of each Global Security, such nominee for all purposes will be considered the sole owner or holder of the Notes under the Indenture. Except as provided below, owners of beneficial interests in the Global Securities will not be entitled to have Notes registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form, and will not be considered the owners or holders thereof under the Indenture.

     None of the Company, the Trustee, any paying agent or the Security Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     Principal and interest payments on the Notes registered in the name of the Depository's nominee will be made by the Trustee to the Depository's nominee as the registered owner of each Global Security. Under the terms of the Indenture, the Company and the Trustee will treat the persons in whose names the Notes are registered as the owners of such Notes for the purpose of receiving payment of principal and interest on such Notes and for all other purposes whatsoever. Therefore, none of the Company, the Trustee or any paying agent has any direct responsibility or liability for the payment of principal or interest on the Notes to owners of beneficial interests in the Global Securities. The Depository has advised the Company and the Trustee that its present practice is, upon receipt of any payment of principal or interest, to immediately credit the accounts of the Participants with such payment in amounts proportionate to their respective holdings in principal amount of beneficial interests in each Global Security as shown on the records of the Depository. Payments by Participants and indirect participants to owners of beneficial interests in the Global Securities will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of the Participants or indirect participants.

     If the Depository is at any time unwilling or unable to continue as depository and a successor depository is not appointed by the Company within 90 days, the Company will issue Notes in definitive form in exchange for each Global Security. In addition, the Company may at any time determine not to have the Notes represented by Global Securities and, in such event, will issue Notes in definitive form in exchange for each Global Security. In addition, if any event shall have happened and be continuing that constitutes or, after notice or the lapse of time or both, would constitute an Event of Default (as defined in the Prospectus), the Notes represented by each Global Security may be exchanged for Notes in definitive form. In any of the foregoing instances, an owner of a beneficial interest in the Global Securities will be entitled to have Notes equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of such Notes in definitive form. Notes so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Notes will be made by the Underwriters in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds.

     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, the Notes will trade in the Depository's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Notes will therefore be required by the Depository to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

CONCERNING THE TRUSTEE

     The Bank of New York is the Trustee under the Indenture and has been appointed by the Company as Registrar and Paying Agent with respect to the Notes.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement and the Terms Agreement relating to the Notes, the Company has agreed to sell to each of the underwriters named below (the "Underwriters"), and each of them has severally agreed to purchase, the respective principal amounts of 10-Year Notes and 30-Year Notes set forth opposite its name below.

                                                           PRINCIPAL AMOUNT     PRINCIPAL AMOUNT
                        UNDERWRITERS                       OF 10-YEAR NOTES     OF 30-YEAR NOTES
    Donaldson, Lufkin & Jenrette Securities
      Corporation........................................    $ 60,000,000         $ 60,000,000
    Salomon Brothers Inc ................................    $ 40,000,000         $ 40,000,000
                                                                 --------             --------
              Total......................................    $100,000,000         $100,000,000
                                                                 ========             ========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Notes are subject to the approval of certain legal matters by counsel to the Underwriters and to certain other conditions. The Underwriters are committed to take and pay for all of the Notes if any are taken.

     The Underwriters have advised the Company that they propose to offer all or part of the Notes directly to purchasers at the initial public offering price set forth on the cover page of this Prospectus Supplement, and to certain securities dealers at such price less a concession not in excess of 0.4% of the principal amount of the 10-Year Notes and 0.5% of the principal amount of the 30-Year Notes. The Underwriters may allow, and such dealers may reallow, to certain brokers and dealers a concession not in excess of 0.25% of the principal amount of the Notes. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied.

     There is currently no public market for the Notes. The Company does not intend to apply for listing of the Notes on any national securities exchange. The Company has been advised by the Underwriters that, following completion of the initial offering of the Notes, they presently intend to make a market in the Notes although they are under no obligation to do so and may discontinue any market-making activities at any time without notice. Accordingly, there can be no assurance as to whether an active trading market for the Notes will develop or, if a public market develops, as to the liquidity of the trading market for the Notes.

     All secondary trading in the Notes will settle in immediately available funds. See "Description of the Notes--Same-Day Settlement and Payment."

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the Underwriters may be required to make in respect of such liabilities.

     In the ordinary course of their respective businesses, certain of the Underwriters and their affiliates have engaged, and may in the future engage, in investment banking or commercial banking transactions with the Company. Additionally, John S. Chalsty, President and Chief Executive Officer of Donaldson, Lufkin & Jenrette Securities Corporation, serves as a director of IBP.

PROSPECTUS

                                  $500,000,000

                                   IBP, INC.
                                DEBT SECURITIES
                            ------------------------

     IBP, inc. ("IBP" or the "Company") may offer from time to time its senior unsecured debt securities (the "Debt Securities") at an aggregate initial offering price of up to $500,000,000 (or the equivalent thereof if any of the Debt Securities are denominated other than in U.S. dollars) on terms to be determined at the time of offering. The series, specific designation, aggregate principal amount, maturity, rate (or manner of rate calculation) and time of payment of any interest, purchase price, any terms relating to mandatory or optional redemption or repayment (including any sinking fund), any modification of the covenants and any other specific terms in connection with the sale of the Debt Securities in respect of which this Prospectus is being delivered are set forth in an accompanying Prospectus Supplement. The Prospectus Supplement also includes information concerning any listing on a stock exchange of the Debt Securities with respect to which this Prospectus and the Prospectus Supplement are being delivered.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
       REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

    The Debt Securities may be offered directly by the Company, through agents designated from time to time, through dealers or through underwriters. See "Plan of Distribution." Any such agents, dealers or underwriters are set forth in the accompanying Prospectus Supplement. If an agent of IBP or a dealer or underwriter is involved in the offering of the Debt Securities, the name of such agent, dealer or underwriter, any applicable commissions or discounts, and net proceeds to IBP will be set forth in the Prospectus Supplement with respect to such Debt Securities. Any agents, dealers or underwriters participating in the offering may be deemed "underwriters" within the meaning of the Securities Act of 1933, as amended.

    This Prospectus may not be used to consummate sales of Debt Securities unless accompanied by a Prospectus Supplement.

                            ------------------------

                The date of this Prospectus is January 17, 1996.

                             AVAILABLE INFORMATION

     IBP is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy materials and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy materials and other information concerning IBP and the Registration Statement (as defined below) can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices maintained by the Commission at The Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at Seven World Trade Center, 13th Floor, New York, New York 10048. Copies can be obtained by mail from the Commission at prescribed rates from the Public Reference Section of the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies can be obtained electronically through the Commission's Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system. In addition, reports, proxy statements and other information concerning IBP can be inspected at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York, on which IBP's common stock is listed.

     IBP has filed with the Commission a registration statement on Form S-3 (herein, together with all information incorporated by reference therein and all amendments and exhibits thereto, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus and any applicable Prospectus Supplement do not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement including the exhibits filed as a part thereof. Statements made in this Prospectus and any applicable Prospectus Supplement as to the contents of any documents referred to are not necessarily complete, and in each instance reference is made to such exhibit for a more complete description and each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by IBP with the Commission (File No. 1-6085) pursuant to the Exchange Act are incorporated in and made a part of this Prospectus by reference thereto:

          (a) Annual Report on Form 10-K for the fiscal year ended December 31, 1994;

          (b) Quarterly Reports on Form 10-Q for the thirteen weeks ended April 1, 1995, the twenty-six weeks ended July 1, 1995, and the thirty-nine weeks ended September 30, 1995; and

          (c) Current Reports on Form 8-K filed with the Commission on August 7, 1995 and January 16, 1996, respectively.

     All other documents filed by IBP pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Debt Securities made hereby shall be deemed incorporated by reference in this Prospectus and any applicable Prospectus Supplement and to be a part hereof from the date of filing of such documents. Any statement contained in the documents incorporated or deemed to be incorporated herein by reference, or contained in this Prospectus or any applicable Prospectus Supplement, shall be deemed to be modified or superseded for purposes of this Prospectus or any applicable Prospectus Supplement to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any applicable Prospectus Supplement.

     IBP will provide without charge to each person to whom this Prospectus and any Prospectus Supplement have been delivered, upon written or oral request of such person, a copy (without exhibits other than exhibits specifically incorporated by reference) of any or all documents incorporated by reference into this Prospectus or any applicable Prospectus Supplement. Requests for such copies should be directed to Investor Relations Department, IBP, inc., Post Office Box 515 #52A, Dakota City, Nebraska 68731; telephone number (402) 241-2559.

                                  THE COMPANY

     IBP is the world's leading producer of fresh beef and pork, with fiscal 1994 net sales of approximately $12.1 billion. Customers include food retailers, distributors, wholesalers, restaurant and hotel chains and other food processors. IBP also produces fully cooked meats for the retail and food service industries. Its allied products line includes more than 250 items, including tanned hides for leather makers, ingredients for pharmaceuticals and raw materials for animal feeds.

     Founded in 1960 as Iowa Beef Packers, Inc., the Company began operations in 1961 with one plant in western Iowa. Today, IBP has 23 plant sites in North America, regional sales offices throughout the United States and international sales offices in England and Japan.

     IBP is a Delaware corporation with executive offices located at IBP Avenue, Dakota City, Nebraska 68731-0515. The telephone number of its Investor Relations Department is (402) 241-2559. Unless the context indicates otherwise, all references in this Prospectus to "IBP" or the "Company" include IBP, inc. and its subsidiaries.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges for IBP for each of the periods set forth below is as follows:

    THIRTY-NINE WEEKS ENDED                                        FISCAL YEARS ENDED
-------------------------------     --------------------------------------------------------------------------------
SEPTEMBER 30,     SEPTEMBER 24,     DECEMBER 31,     DECEMBER 25,     DECEMBER 26,     DECEMBER 28,     DECEMBER 29,
    1995              1994            1994(1)            1993             1992             1991             1990
-------------     -------------     ------------     ------------     ------------     ------------     ------------
    11.44x            5.78x             7.28x            3.64x            2.84x            1.01x            2.07x

---------------
(1) Fiscal year consisted of 53 weeks.

     The ratio of earnings to fixed charges has been computed by dividing pre-tax earnings available for fixed charges (earnings before income taxes adjusted for interest expense and one-third of operating lease/rent expense) by fixed charges. Fixed charges include interest expense (incurred interest before capitalized interest and interest income) and one-third of operating lease/rent expense. The Company's management believes that one-third of operating lease/rent expense is representative of the interest factor.

                                USE OF PROCEEDS

     Except as otherwise provided in the applicable Prospectus Supplement, the net proceeds to IBP from the sale of the Debt Securities offered hereby will be added to the working capital of IBP and will be available for general corporate purposes.

                       DESCRIPTION OF THE DEBT SECURITIES

     The Debt Securities are to be issued under an Indenture (the "Indenture") between the Company and The Bank of New York, as trustee (the "Trustee"). A form of the Indenture has been filed as an exhibit to the Registration Statement. The statements made under this heading relating to the Debt Securities and the Indenture are summaries of the provisions thereof and do not purport to be complete. Parenthetical references below are to the Indenture or to sections of the Trust Indenture Act of 1939, as amended (the "TIA"), certain provisions of which govern the terms of the Indenture, and, whenever any particular provision of the Indenture or the TIA or any defined term used therein is referred to, such provision or defined term is incorporated by reference as a part of the statement in connection with which such reference is made, and the statement in connection with which such reference is made is qualified in its entirety by such reference. Capitalized terms used herein but not otherwise defined shall have the meanings assigned to them in the Indenture.

GENERAL

     The Indenture does not limit the amount of Debt Securities which may be issued thereunder and provides that Debt Securities may be issued thereunder from time to time in one or more series up to the aggregate principal amount which may be authorized by the Company for each series. The Debt Securities will be unsecured and unsubordinated Debt of the Company and will rank equally and ratably with all other unsecured and unsubordinated indebtedness of the Company. The particular terms of each series of Debt Securities, as well as any modifications of or additions to the general terms of the Debt Securities as described herein that may be applicable in the case of a particular series of Debt Securities, will be described in the Prospectus Supplement relating to such series of Debt Securities. Accordingly, for a description of the terms of a particular series of Debt Securities, reference must be made to both the Prospectus Supplement relating thereto and the description of Debt Securities set forth in this Prospectus.

     Reference is made to the Prospectus Supplement relating to the particular series of Debt Securities offered thereby for a description of the following terms or additional provisions of the Debt Securities: (1) the title of such Debt Securities; (2) any limit on the aggregate principal amount of such Debt Securities; (3) the price or prices at which such Debt Securities will be issued; (4) the date or dates, or the method by which such date or dates will be determined or extended, on which the principal of such Debt Securities will be payable; (5) the rate or rates per annum (which may be fixed, floating or adjustable) at which such Debt Securities will bear interest, if any, or the formula pursuant to which such rate or rates shall be determined; (6) the date or dates from which interest, if any, on such Debt Securities shall accrue or the method by which such date or dates shall be determined, the dates on which such interest, if any, will be payable, the date on which payment of such interest, if any, will commence, the Regular Record Dates for such Interest Payment Dates, if any, and the Person to whom any interest on such Debt Securities will be payable, if other than the Person in whose name such Debt Securities are registered on any Regular Record Date; (7) the date, if any, after which and the price or prices at which such Debt Securities may, pursuant to any optional or mandatory redemption provisions, be redeemed at the option of the Company or the Holder and any other terms and provisions of such optional or mandatory redemptions; (8) the obligation, if any, of the Company to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a Holder thereof and the period or periods within which or the date or dates on which, the price or prices at which, the Currency in which, and the other terms and conditions upon which, such Debt Securities shall be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation; (9) whether such Debt Securities are to be issuable as Registered Securities or Bearer Securities or both, whether any of such Debt Securities shall be issuable in whole or in part in temporary or permanent global form or in the form of Book-Entry Securities and, if so, the circumstances under which any such global security or global securities or Book-Entry Securities may be exchanged for Debt Securities registered in the name of, and any transfer of such global or Book-Entry Securities may be registered to, a Person other than the depository for such temporary or permanent global securities or Book-Entry Securities or its nominee; (10) if other than Dollars, the Currency in which such Debt Securities will be denominated and in which the principal of (and premium, if any) and any interest on such Debt Securities will be payable; (11) whether the amount of payments of principal of (and premium, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may be based on one or more Currencies, commodities, equity indices or other indices) and the manner in which such amounts shall be determined; (12) whether the Company or Holder may elect payment of the principal of (and premium, if any) or interest, if any, on such Debt Securities in one or more Currencies other than that in which such Debt Securities are denominated or stated to be payable, the period or periods within which, and the terms and conditions upon which, such election may be made, and the time and manner of determining the exchange rate between the Currency in which such Debt Securities are denominated or stated to be payable and the Currency in which such Debt Securities are to be so payable;
(13) the place or places, if any, other than or in addition to the Borough of Manhattan, The City of New York, where the principal of (and premium, if any) and any interest on such Debt Securities shall be payable, any Registered Securities of the series may be surrendered for registration of transfer, such Debt Securities may be surrendered for exchange and notice or demands to or upon the Company in respect of such Debt Securities and the Indenture may be served;
(14) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which any

Registered Securities of the series shall be issuable and, if other than the denomination of $5,000, the denomination or denominations in which any Bearer Securities of the series shall be issuable; (15) the applicability, if at all, to such Debt Securities of the provisions of Article XIV of the Indenture described under "Defeasance and Covenant Defeasance" below, and any provisions in modification of, in addition to or in lieu of any of the provisions of such Article; (16) the Person to whom any interest on any Registered Security of the series shall be payable, if other than the Person in whose name that Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, the manner in which, or the Person to whom, any interest on any Bearer Security of the series shall be payable, if otherwise than upon presentation and surrender of the coupons appertaining thereto as they severally mature, and the extent to which, or the manner in which, any interest payable on a temporary global security on an Interest Payment Date will be paid if other than in the manner provided in the Indenture;
(17) whether and under what circumstances the Company will pay Additional Amounts as contemplated by Section 10.4 of the Indenture on such Debt Securities to any Holder who is not a United States Person (including any modification to the definition of such term as contained in the Indenture as originally executed) in respect of any tax, assessment or governmental charge and, if so, whether the Company will have the option to redeem such Debt Securities rather than pay such Additional Amounts (and the terms of any such option); (18) provisions, if any, granting special rights to the Holders of such Debt Securities upon the occurrence of such events as may be specified; (19) any deletions from, modifications of or additions to the Events of Default or covenants of the Company with respect to such Debt Securities, whether or not such Events of Default or covenants are consistent with the Events of Default or covenants set forth herein; (20) the date as of which any Bearer Securities of the series and any temporary global security shall be dated if other than the date of original issuance of the first of such Debt Securities; (21) if such Debt Securities are to be issuable in definitive form (whether upon original issue or upon exchange of a temporary security of such series) only upon receipt of certain certificates or other documents or satisfaction of other conditions, then the form and/or terms of such certificates, documents or conditions; (22) the designation of the initial Exchange Rate Agent, if any; and (23) any other terms of such Debt Securities (Section 3.1).

     The Indenture does not contain any provisions that afford Holders of Debt Securities of any series protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction involving the Company that may adversely affect Holders of the Debt Securities (except to the limited extent that the covenants described below under "Certain Restrictions" might affect the Company's ability to consummate such transactions). Any provision that does provide such protection, if applicable to the Debt Securities, will be described in the applicable Prospectus Supplement relating thereto.

     Some or all of the Debt Securities may be issued under the Indenture as Original Issue Discount Securities (bearing no interest or interest at a rate that at the time of issuance is below market rates) or as deferred interest Debt Securities (paying interest at a later date) to be issued at prices below their stated principal amounts. Certain federal income tax consequences and other special considerations applicable to any such Original Issue Discount Securities and deferred interest Debt Securities will be described in the applicable Prospectus Supplement.

     Debt Securities denominated or payable in foreign currencies may entail significant risks. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency markets. These risks will vary depending upon the currency or currencies involved and will be more fully described in the applicable Prospectus Supplement.

DENOMINATIONS, REGISTRATION AND TRANSFER

     Debt Securities of a series may be issuable in definitive form solely as Registered Securities, solely as Bearer Securities or as both Registered Securities and Bearer Securities. Registered Securities will be issuable in denominations of $1,000 and integral multiples of $1,000 and Bearer Securities will be issuable in the denomination of $5,000 or, in each case, in such other denominations as may be in the terms of the Debt Securities of any particular series. The Indenture also provides that Debt Securities of a series may be issuable in temporary or permanent global form and may be issued as Book-Entry Securities that will be deposited with, or on behalf of, The Depository Trust Company or another depository named by the Company (the

"Depository") and identified in a Prospectus Supplement with respect to such series (Section 3.1). Unless otherwise specified in an applicable Prospectus Supplement, Bearer Securities will have interest coupons attached (Section 2.1).

     Registered Securities of any series will be exchangeable for other Registered Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations. If (but only if) provided in an applicable Prospectus Supplement, Bearer Securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of any series may be exchanged for Registered Securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. In such event, Bearer Securities surrendered in a permitted exchange for Registered Securities between a Regular Record Date or a Special Record Date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest will not be payable on such date for payment of interest in respect of the Registered Security issued in exchange for such Bearer Security, but will be payable only to the holder of such coupon when due in accordance with the terms of the Indenture. Unless otherwise specified in the applicable Prospectus Supplement, Bearer Securities will not be issued in exchange for Registered Securities (Section 3.5).

     The Debt Securities may be presented for exchange as described above, and Registered Securities may be presented for registration of transfer (duly endorsed or accompanied by a written instrument of transfer), at the corporate trust office of the Trustee in the Borough of Manhattan, The City of New York, or at the office of any transfer agent designated by the Company for such purpose with respect to any series of Debt Securities and referred to in the applicable Prospectus Supplement. No service charge will be made for any transfer or exchange of Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (Section 3.5). If a Prospectus Supplement refers to any transfer agent (in addition to the Trustee) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that, if Debt Securities of a series are issuable solely as Registered Securities, the Company will be required to maintain a transfer agent in each Place of Payment for such series and, if Debt Securities of a series may be issuable both as Registered Securities and as Bearer Securities, the Company will be required to maintain (in addition to the Trustee) a transfer agent in a Place of Payment for such series located outside the United States. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities (Section 10.2).

     The Company shall not be required to (i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on (A) if Debt Securities of the series are issuable only as Registered Securities, the day of mailing of the relevant notice of redemption and (B) if Debt Securities of the series are issuable as Bearer Securities, the day of the first publication of the relevant notice of redemption or, if Debt Securities of the series are also issuable as Registered Securities and there is no publication, the mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any Registered Security, or portion thereof, called for redemption, except the unredeemed portion of any Registered Security being redeemed in part, (iii) exchange any Bearer Security selected for redemption, except to exchange such Bearer Security for a Registered Security of that series and like tenor which is simultaneously surrendered for redemption; or (iv) issue, register the transfer of or exchange any Debt Securities which has been surrendered for repayment at the option of the Holder, except the portion, if any, thereof not to be so repaid (Section 3.5).

CERTAIN LIMITATIONS ON ISSUANCE OF BEARER SECURITIES

     In order to avoid certain adverse United States federal income tax consequences to the Company, Bearer Securities will not be offered, sold, resold or delivered in connection with their original issuance in the United States or to United States persons (each as defined in the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations thereunder), except as otherwise permitted by Treasury Regulation Section 1.163-5(c)(2)(i)(D), including offers and sales to offices located outside the United States of United States financial institutions (as defined in Treasury Regulation Section 1.165-12(c)(1)(v)) that agree in writing to comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Code and the regulations thereunder. Any underwriters, agents and dealers participating in the offering of Debt Securities must agree in writing that they will not offer any Bearer Securities for sale or resale in the United States or to United States persons (other than the financial institutions described above) or deliver Bearer Securities within the United States. In addition, any such underwriters, agents and dealers must agree to send confirmations to each purchaser of a Bearer Security confirming that such purchaser represents that it is not a United States person or that it is a financial institution described above and, if such person is a dealer, that it will send similar confirmations to purchasers from it. A Bearer Security may be delivered in connection with its original issuance only if the person entitled to receive such Bearer Security furnishes written certification of the beneficial ownership of the Bearer Security as required by Treasury Regulation Section 1.163-5(c)(2)(i)(D)(3). In the case of a Bearer Security in permanent global form, such certification must be given in connection with notation of a beneficial owner's interest therein in connection with the original issuance of such Debt Security (Section 3.3).

     Bearer Securities and any coupons appertaining thereto must bear the following legend: "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code." Under Sections 165(j) and 1287(a) of the Code, Holders that are United States persons, with certain exceptions, will not be entitled to deduct any loss on Bearer Securities and must treat as ordinary income any gain realized on the sale or other disposition (including the receipt of principal) of Bearer Securities.

     Other restrictions and additional tax considerations may apply to the issuance and holding of Bearer Securities. A description of any such restrictions and federal income tax consequences will be set forth in the applicable Prospectus Supplement.

GLOBAL AND BOOK-ENTRY DEBT SECURITIES

     If Debt Securities to be sold in the United States are designated by the Company in a Prospectus Supplement as Book-Entry Securities, a global security representing the Book-Entry Securities will be deposited in the name of the nominee for the Depository, representing the Debt Securities to be sold in the United States. Upon such deposit of the Book-Entry Securities, the Depository shall credit an account maintained or designated by an institution to be named by the Company or any purchaser of the Debt Securities represented by the Book-Entry Securities with an aggregate amount of Debt Securities equal to the total number of Debt Securities that have been so purchased. The specific terms of any depository arrangement with respect to any portion of a series of Debt Securities to be represented by one or more global securities will be described in the applicable Prospectus Supplement. Beneficial interests in such Debt Securities will only be evidenced by, and transfers thereof will only be effected through, records maintained by the Depository and the institutions that are Depository participants.

     If so specified in an applicable Prospectus Supplement, the portion of the Debt Securities of a series which are issuable as Bearer Securities will initially be represented by one or more temporary or permanent global Debt Securities, without interest coupons, to be deposited with a common depository in London for the Euroclear System ("Euroclear") and CEDEL S.A. ("CEDEL") for credit to the designated accounts. Unless otherwise indicated by an applicable Prospectus Supplement, on or after 40 days following its issuance, each such temporary global Debt Security will be exchangeable for definitive Bearer Securities, definitive Registered Securities or all or a portion of a permanent global Debt Security, or any combination thereof, as specified in an applicable Prospectus Supplement, only upon written certification in the form and to the effect described under "Denominations, Registration and Transfer." No Bearer Security (including a Debt Security in permanent global form) delivered in exchange for a portion of a temporary or permanent global Debt Security shall be mailed or otherwise delivered to any location in the United States in connection with such exchange (Sections 3.4 and 3.5).

     A Person having a beneficial interest in a permanent global Debt Security will, except with respect to payment of principal of, premium, if any, and interest on such permanent global Debt Security, be treated as a Holder of such principal amount of Outstanding Debt Securities represented by such permanent global Debt

Security as shall be specified in a written statement of the Holder of such permanent global Debt Security or, in the case of a permanent global Debt Security in bearer form, of the operator of Euroclear or CEDEL which is provided to the Trustee by such Person (Section 2.3).

CERTAIN RESTRICTIONS

  RESTRICTIONS ON LIENS

     The Indenture provides that neither the Company nor any Significant Subsidiary of the Company shall incur, create, issue, assume, guarantee or otherwise become liable for any Debt for money borrowed that is secured by a Lien on any asset now owned or hereafter acquired by it unless the Company makes or causes to be made effective provision whereby the Securities issued under the Indenture will be secured by such Lien equally and ratably with (or prior to) all other Debt thereby secured so long as any such Debt shall be secured. The foregoing restriction does not apply to the following:

          (i) Liens existing as of the date of the Indenture;

          (ii) Liens created by Subsidiaries of the Company to secure Debt of such Subsidiaries to the Company or to one or more other Subsidiaries of the Company;

          (iii) Liens affecting property of a Person existing at the time it becomes a Subsidiary of the Company or at the time it merges into or consolidates with the Company or a Subsidiary of the Company or at the time of a sale, lease or other disposition of all or substantially all of the properties of such Person to the Company or its Subsidiaries;

          (iv) Liens on property existing at the time of the acquisition thereof or incurred to secure payment of all or a part of the purchase price thereof, including the expenses incurred in connection therewith, or to secure Debt incurred prior to, at the time of, or within one year after the acquisition thereof for the purpose of financing all or a part of the purchase price thereof, including the expenses incurred in connection therewith;

          (v) Liens on any property to secure all or part of the cost of improvements or construction thereon or Debt incurred to provide funds for such purpose in a principal amount not exceeding the cost of such improvements or construction, including the expenses incurred in connection therewith;

          (vi) Liens on shares of stock, Debt or other securities of a Person that is not a Subsidiary;

          (vii) Liens relating to accounts receivable of the Company or any of its Subsidiaries which have been sold, assigned or otherwise transferred to another Person in a transaction classified as a sale of accounts receivable in accordance with generally accepted accounting principles (to the extent the sale by the Company or the applicable Subsidiary is deemed to give rise to a Lien in favor of the purchaser thereof in such accounts receivable or the proceeds thereof);

          (viii) Liens created pursuant to applications or reimbursement agreements pertaining to commercial letters of credit which encumber only the goods, or documents of title covering the goods that are sold or shipped in the transaction for which such letters of credit were issued;

          (ix) Liens incurred by the Company after the date of this Agreement in connection with industrial revenue bond financing for facilities (including pollution control equipment) to be used by the Company or any Subsidiary;

          (x) Liens in favor of governmental bodies to secure progress, advance or other payments;

          (xi) other Liens arising in connection with Debt of the Company and its Subsidiaries in an aggregate principal amount for the Company and its Subsidiaries not exceeding 10% of the Consolidated Net Assets of the Company at the time such Lien is issued, created or assumed; and

          (xii) any extension, renewal or replacement (or successive extensions, renewals or replacements) of any Lien referred to in the foregoing clauses
     (i) through (xi) inclusive, or of any Debt secured thereby, provided that the principal amount of Debt secured thereby shall not exceed the greater of (A) the principal amount of Debt so secured at the time of such extension, renewal or replacement and (B) the principal amount of Debt secured at the time the Lien was issued, created, assumed or otherwise permitted, plus in either of (A) or (B) the expenses of the Company and its Subsidiaries (including any premium) incurred in connection with any such extension, renewal or replacement, and provided further that such extension, renewal or replacement Lien shall be limited to all or part of substantially the same property that secured the Lien extended, renewed or replaced (plus improvements on such property) (Section 10.6).

  RESTRICTIONS UPON SALE AND LEASEBACK TRANSACTIONS

     The Company is not permitted, and may not permit a Significant Subsidiary, to enter into any arrangement on or after the date of the Indenture, or such other date as may be specified in any Prospectus Supplement for an applicable series of Debt Securities issued pursuant to the Indenture, with any Person (other than the Company or another Subsidiary) providing for the leasing by the Company or any such Significant Subsidiary of any Principal Property (except a lease for a temporary period, including renewals, of not more than 24 months by the end of which it is intended that the use of such property by the lessee will be discontinued) except (i) where the Company or such Subsidiary would be entitled to incur Debt secured by a Lien on the property to be leased in an amount equal to the Attributable Debt with respect to such Sale and Leaseback Transaction without equally and ratably securing the Debt Securities, (ii) where the Sale and Leaseback Transaction is entered into in respect of property acquired by the Company or a Subsidiary within 24 months of such acquisition,
(iii) where such Sale and Leaseback Transaction is entered into by the Company or a Subsidiary in respect of property within 24 months of the Company's or a Subsidiary's acquisition of, or merger with, the Person owning such property, or
(iv) where the Company within 120 days of entering into the Sale and Leaseback Transaction applies to the retirement of Debt Securities of any series an amount equal to the greater of (a) the net proceeds of the sale of the property leased pursuant to such Transaction or (b) the fair market value of the property so leased (Section 10.7).

  RESTRICTIONS UPON MERGER AND SALE OF ASSETS

     The Indenture provides that the Company may not consolidate with or merge into any other Person, or sell, convey, transfer, lease, or otherwise dispose of, or permit one or more of its Subsidiaries to sell, convey, transfer, lease, or otherwise dispose of, all or substantially all of the property and assets of the Company, on a consolidated basis, to any Person unless, among other things,
(i) either the Company is the continuing corporation or such Person is a corporation, partnership or trust organized and validly existing under the laws of the United States of America, any state thereof or the District of Columbia, and assumes by supplemental indenture all the obligations of the Company under the Indenture and the Debt Securities, and (ii) immediately after the transaction no Default or Event of Default shall exist (Section 8.1).

EVENTS OF DEFAULT

     The Indenture defines an Event of Default with respect to the Debt Securities of any series as being any one of the following events: (i) default for 30 days in any payment of interest upon or any Additional Amounts payable in respect of any Debt Security of that series when due; (ii) default in any payment of principal of (or premium, if any, upon) any Debt Security of that series when due; (iii) default in the deposit of any sinking fund payment, when and as due by the terms of any Debt Security of that series; (iv) default for 60 days after appropriate notice in the performance of any other covenant in the Indenture with respect to any Debt Security of that series; (v) certain events in bankruptcy, insolvency, reorganization or other similar laws; and (vi) any other Event of Default provided with respect to Debt Securities of that series (Section 5.1).

     In case an Event of Default shall occur and be continuing with respect to the Debt Securities of any series, the Trustee or the Holders of not less than 25% in aggregate principal amount of the Debt Securities then Outstanding of that series may declare the principal of the Debt Securities of such series (or, if the Debt Securities of that series were issued as discounted Debt Securities, such portion of the principal as may be specified in the terms of that series) and the accrued interest thereon, if any, to be due and payable (Section 10.8).

     The Indenture requires the Company to file annually with the Trustee an Officers' Certificate as to the absence of certain defaults under the terms of the Indenture (Section 10.8). The Indenture provides that the Trustee may withhold notice to the Holders of any default (except in payment of principal or premium, if any, or interest) if it considers it in the interest of the Holders to do so (Section 6.1).

     Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default shall occur and be continuing, the Indenture provides that the Trustee shall be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of Holders unless such Holders shall have offered to the Trustee reasonable indemnity and security against the costs, expenses and liabilities which might be incurred by it in compliance with such request (Section 5.7). Subject to such provisions for indemnification and certain other rights of the Trustee, the Indenture provides that the Holders of a majority in principal amount of the Debt Securities of any series then Outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee (Section 5.12).

     The Holders of at least a majority in aggregate principal amount of the Outstanding Debt Securities of each series may, on behalf of the Holders of all the Debt Securities of that series, waive, insofar as that series is concerned, compliance by the Company with certain restrictive portions of the Indenture and, if applicable, such Debt Securities, unless a greater percentage of such aggregate principal amount is specified in the applicable Prospectus Supplement. The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of all the Debt Securities of such series and any related coupons waive any past default under the Indenture with respect to such series and its consequences, except a default
(i) in the payment of the principal of (or premium, if any) or interest on or Additional Amounts payable in respect of any Debt Security of such series, or
(ii) in respect of a covenant or provision that cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of such series affected thereby (Section 5.13).

MODIFICATION OF THE INDENTURE

     Modification and amendment of the Indenture may be made by the Company and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of all Outstanding Debt Securities of any series that are affected by such modification or amendment unless a greater percentage of such aggregate principal amount is specified in the Prospectus Supplement; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security of such series, among other things: (i) change the Stated Maturity of the principal of, or any installment of interest on, any Debt Security of such series; (ii) reduce the principal amount of, the rate of interest on, or any premium payable upon the redemption of, any Debt Security of such series; (iii) change any obligation of the Company to pay Additional Amounts in respect of any Debt Security of such series; (iv) reduce the amount of principal of an Original Issue Discount Security of such series that would be due and payable upon a declaration of acceleration of the Maturity thereof; (v) change the Place of Payment or Currency of Payment of principal of, or any premium or interest on, any Debt Security of such series; (vi) impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof or any Redemption Date therefor; (vii) reduce the above-stated percentage of Holders of Outstanding Debt Securities of such series necessary to modify or amend the Indenture or to consent to any waiver thereunder or reduce the requirements for voting or quorum described below; or (viii) modify the foregoing requirements or reduce the percentage of Outstanding Debt Securities of such series necessary to waive any past default (Section 9.2).

     Modification and amendment of the Indenture may be made by the Company and the Trustee without the consent of any Holder, for any of the following purposes: (i) to evidence the succession of another Person to the Company as obligor under the Indenture; (ii) to add to the covenants of the Company for the benefit of the Holders of all or any series of Debt Securities; (iii) to add Events of Default for the benefit of the Holders of all or any series of Debt Securities; (iv) to add or change any provisions of the Indenture to facilitate the issuance of Bearer Securities; (v) to change or eliminate any provisions of the Indenture, provided that any such change or elimination shall become effective only when there are no Outstanding Debt Securities of any series created prior thereto which are entitled to the benefit of such provision; (vi) to establish the form or terms of Debt Securities of any series and any related coupons; (vii) to secure the Debt Securities; (viii) to provide for the acceptance of appointment by a successor Trustee; (ix) to cure any ambiguity, defect or inconsistency in the Indenture, provided such action does not adversely affect the interests of Holders of Debt Securities of any series in any material respect; or (x) to supplement any of the provisions of the Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of Debt Securities, provided such action shall not adversely affect the interests of the Holders of any Debt Securities in any material respect (Section 9.1).

     The Indenture provides that in determining whether the Holders of the requisite principal amount of the Outstanding Debt Securities have given any request, demand, authorization, direction, notice, consent, waiver or other action thereunder or are present at a meeting of Holders of Debt Securities for quorum purposes, (i) the principal amount of an Original Issue Discount Security that shall be deemed to be Outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon acceleration of the Maturity thereof, and (ii) the principal amount of a Debt Security denominated in a foreign currency or currency units shall be the Dollar Equivalent of the Currency Unit, determined on the date of original issuance of such Debt Security or, in the case of an Original Issue Discount Security, the Dollar Equivalent of the Currency Unit, determined on the date of original issuance of such Debt Security, of the amount determined as provided in (i) above (Section 3.12).

     The Indenture contains provisions for convening meetings of the Holders of Debt Securities of any series. A meeting may be called at any time by the Trustee, and also, upon request, by the Company or the Holders of at least 10% in principal amount of the Outstanding Debt Securities of any such series, in any such case upon notice given as provided in the Indenture. Except for any consent that must be given by the Holder of each Debt Security affected thereby, as described above, any resolution presented at a meeting or adjourned meeting at which a quorum is present may be adopted by the affirmative vote of the Holders of a majority in principal amount of the Outstanding Debt Securities of that series; provided, however, that any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the Holders of a specified percentage, which is less than a majority, in principal amount of Outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the Holders of such specified percentage in principal amount of the Outstanding Debt Securities of that series. Any resolution passed or decision taken at any meeting of Holders of Debt Securities of any series duly held in accordance with the Indenture will be binding on all Holders of Debt Securities of that series and the related coupons. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be the Persons entitled to vote a majority in principal amount of the Outstanding Debt Securities of a series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver that may be given by the Holders of a specified percentage in principal amount of the Outstanding Debt Securities of a series, the Persons entitled to vote such specified percentage in principal amount of the Outstanding Debt Securities of such series will constitute a quorum (Article XV).

DEFEASANCE AND DISCHARGE

     The Indenture provides that, if so specified with respect to the Debt Securities of any series, the Company will be discharged from any and all obligations in respect of the Debt Securities of such series upon the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations which through the payment of interest and principal in respect thereof in accordance with the terms will provide money in an amount sufficient to pay the principal of (and premium, if any), each installment of interest on, and any sinking fund payments on, the Debt Securities of such series on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Debt Securities of such series. Such a trust may only be established if, among other things, the Company has delivered to the Trustee an Opinion of Counsel to the effect that
(i) the Company has received from, or there has been published by, the Internal Revenue Service a rule, or (ii) since the date of the Indenture there has been a change in applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of

Debt Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge, and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred. In the event of any such defeasance and discharge of Debt Securities of such series, Holders of Debt Securities of such series would be able to look only to such trust fund for payment of principal of and any premium and any interest on their Debt Securities until Maturity (Section 14.2).

DEFEASANCE OF CERTAIN COVENANTS

     The Indenture provides covenants that, if so specified with respect to the Debt Securities of any series, the Company may omit to comply with the restrictive covenants described under "Certain Restrictions" above and any other covenants applicable to such Debt Securities which are subject to covenant defeasance and any such omission shall not be an Event of Default with respect to the Debt Securities of such series, upon the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any), each installment of interest on, and any sinking fund payments on, the Debt Securities of such series on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Debt Securities of such series. The obligations of the Company under the Indenture and the Debt Securities of such series other than with respect to such covenant shall remain in full force and effect. Such a trust may be established only if, among other things, the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Holders of the Debt Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (Section 14.3).

     In the event the Company exercises its option to omit compliance with the covenants described under "Certain Restrictions" above with respect to the Debt Securities of any series as described above and the Debt Securities of such series are declared due and payable because of the occurrence of any Event of Default, then the amount of money and U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Debt Securities of such series at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Default. The Company shall in any event remain liable for such payments as provided in the Indenture.

     Unless otherwise provided in the Prospectus Supplement, if, after the Company has deposited funds and/or U.S. Government Obligations to effect defeasance and discharge or covenant defeasance with respect to Debt Securities of any series, (a) the Holder of a Debt Security of such series is entitled to, and does, elect pursuant to the terms of such Debt Security to receive payment in a Currency other than that in which such deposit has been made in respect of such Debt Security, or (b) the Currency in which such deposit has been made in respect of any Debt Security of such series ceases to be used by its government of issuance, the Debt represented by such Debt Security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest, if any, on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the Currency in which such Debt Security becomes payable as a result of such election or such cessation of usage based on the applicable Market Exchange Rate (Section 14.5). Unless otherwise provided in the Prospectus Supplement, all payments of principal of (and premium, if any) and interest, if any, and Additional Amounts, if any, on any Debt Security that is payable in a Foreign Currency that ceases to be used by its government of issuance shall be made in Dollars (Section 3.12).

     The Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt Securities of or within a particular series and any related coupons.

MEDIUM-TERM NOTES

     The Company may offer from time to time medium-term notes (the "Medium-Term Notes") as a series of Debt Securities under the Indenture. The particular terms and provisions of the Medium-Term Notes will be described in the Prospectus Supplement relating to such Medium-Term Notes.

THE TRUSTEE

     The Company from time to time maintains bank accounts and has other customary banking relationships with and obtains credit facilities and lines of credit from the Trustee in the ordinary course of business. The Trustee may also serve as trustee under other indentures covering other debt securities of the Company.

PAYMENT AND PAYING AGENTS

     Unless otherwise provided in an applicable Prospectus Supplement, principal, premium, if any, and interest, if any, and Additional Amounts, if any, on Bearer Securities will be payable, subject to any applicable laws and regulations, at the offices of such Paying Agents outside the United States as the Company may designate from time to time (Section 10.2). Unless otherwise provided in the Prospectus Supplement, payment of interest and certain Additional Amounts on Bearer Securities on any Interest Payment Date will be made only against presentation and surrender of the coupon relating to such Interest Payment Date (Section 10.1). Unless otherwise provided in the Prospectus Supplement, no payment with respect to any Bearer Security will be made at any office or agency of the Company in the United States or by check mailed to any address in the United States or by transfer to an account maintained with a bank located in the United States. Notwithstanding the foregoing, payments of principal, premium, if any, and interest, if any, and Additional Amounts, if any, in respect of Bearer Securities payable in Dollars will be made at the office of the Company's Paying Agent in the Borough of Manhattan, The City of New York, if (but only if) payment of the full amount thereof in Dollars at all offices or agencies outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions (Section 10.2).

     Unless otherwise provided in an applicable Prospectus Supplement, principal, premium, if any, and interest, if any, and Additional Amounts, if any, on Registered Securities will be payable at the office of such Paying Agent or Paying Agents as the Company may designate from time to time, except that, at the option of the Company, interest (including Additional Amounts, if any) may be paid (i) by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register or (ii) by transfer to an account maintained by the payee located inside the United States. Unless otherwise provided in the Prospectus Supplement, payment of any installment of interest on Registered Securities will be made to the Person in whose name such Registered Security is registered at the close of business on the Regular Record Date for such interest (Section 3.7).

     Any Paying Agents outside the United States and any other Paying Agents in the United States initially designated by the Company for the Debt Securities will be named in the Prospectus Supplement. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that, if Debt Securities of a series are issuable only as Registered Securities, the Company will be required to maintain a Paying Agent in each Place of Payment for such series and, if Debt Securities of a series are also issuable as Bearer Securities, the Company will be required to maintain (i) a Paying Agent in the Borough of Manhattan, The City of New York, for payments with respect to any Registered Securities of the series (and for payments with respect to Bearer Securities of the series in the circumstances described above, but not otherwise) and (ii) a Paying Agent in a Place of Payment located outside the United States where Debt Securities of such series and any related coupons may be presented and surrendered for payment; provided that if the Debt Securities of such series are listed upon application by the Company on any stock exchange located outside the United States and such stock exchange shall so require, the Company will maintain a Paying Agent in any other required city located outside the United States, as the case may be, for the Debt Securities of such series (Section 10.2).

     Payments of principal of, premium, if any, and interest on Book-Entry Securities registered in the name of any Depository or its nominee will be made to the Depository or its nominee, as the case may be, as the registered owner of the global security representing such Book-Entry Securities. The Company expects that the Depository, upon receipt of any payment of principal, premium or interest, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests as shown on the records of such Depository or its nominee. None of the Company, the Trustee, any Paying Agent or the Securities Registrar for such Debt Securities will have any responsibility or liability for any aspects of the records relating to, or payments made on account of, such beneficial ownership interests in the Book-Entry Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

CERTAIN DEFINITIONS

     "Consolidated Net Assets" means the total assets of the Company and its consolidated Subsidiaries as shown on the consolidated balance sheet of the Company for the most recently completed accounting period for which financial statements are publicly available, after deducting the amount of all current liabilities (excluding any constituting Funded Debt by reason of their being renewable or extendible).

     "Funded Debt" means indebtedness for money borrowed which by its terms matures at, or is extendible or renewable at the option of the obligor to, a date more than 12 months after the date of the creation of such indebtedness for money borrowed.

     "Holder," when used with respect to any Security, means, in the case of a Registered Security, the Person in whose name the Security is registered in the Security Register and, in the case of a Bearer Security, the bearer thereof and, when used with respect to any coupon, means the bearer thereof.

     "Lien" means any pledge, mortgage, lien, charge, encumbrance or security interest.

     "Original Issue Discount Security" means any Debt Security which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the Maturity thereof pursuant to Section 5.2.

     "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or government or any agency or political subdivision thereof.

     "Principal Property" means any facility (together with the land on which it is erected, any future additions or improvements thereto, and all machinery and equipment included therein) used by the Company or a Subsidiary primarily for producing, processing, packaging, storing, or distributing its products, raw materials, inventories or other materials and supplies, located in the United States or Canada, owned or leased by the Company or a Subsidiary, and having an acquisition cost plus capitalized improvements in excess of 2% of Consolidated Net Assets as of the date of such determination, but shall not include any such property financed through the issuance of tax-exempt governmental obligations, or any such property or portion thereof that has been determined by Board Resolution not to be of material importance to the respective business conducted by the Company or a Subsidiary, effective as of the date such Board Resolution is adopted.

     "Significant Subsidiary" means, at any time, any Subsidiary that would be a "Significant Subsidiary" at such time, as such term is defined in Regulation S-X promulgated by the Commission, as in effect as of the date of the Indenture.

     "Subsidiary" means any corporation, partnership, limited liability company, joint venture, trust, association or unincorporated organization more than 50% of the outstanding voting interest of which is owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries.

                              PLAN OF DISTRIBUTION

     The Company may sell the Debt Securities to or through underwriters, and also may sell the Debt Securities directly to other purchasers or through agents, and any such sales may be made on a continuing basis. The Prospectus Supplement with respect to the Debt Securities being offered thereby sets forth the terms of the offering of such Debt Securities, including the name or names of any underwriters or agents, the purchase price of such Debt Securities and the proceeds to the Company from such sale, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such Debt Securities may be listed.

     The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices relating to such prevailing market prices or at negotiated prices.

     In connection with the sale of Debt Securities, underwriters may receive compensation from the Company or from purchasers of Debt Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of Debt Securities may be deemed to be underwriters and any discounts or commissions received by them and any profit on the resale of Debt Securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation will be described, in a Prospectus Supplement.

     Under agreements which may be entered into by the Company, underwriters, dealers and agents who participate in the distribution of Debt Securities may be entitled to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act.

     If so indicated in the Prospectus Supplement, the Company will authorize the underwriters to solicit offers by certain institutions to purchase Debt Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to Delayed Delivery Contracts providing for payment and delivery on the date stated in the Prospectus Supplement. Each such contract will be for an amount not less than, and unless the Company otherwise agrees, the aggregate principal amount of Debt Securities sold pursuant to such contracts shall not be more than, the respective amounts stated in the Prospectus Supplement. Institutions with which such contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, but shall in all cases be subject to the approval of the Company. Delayed Delivery Contracts will not be subject to any conditions except that the purchase by an institution of the Debt Securities covered thereby shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject.

                        VALIDITY OF THE DEBT SECURITIES

     The validity of the Debt Securities will be passed upon for the Company by Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York and certain matters will be passed upon for any underwriters by Skadden, Arps, Slate, Meagher & Flom, New York, New York. Skadden, Arps, Slate, Meagher & Flom from time to time provides legal services to the Company.

                                    EXPERTS

     The financial statements and schedules included in IBP's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, which are incorporated by reference herein and in the Registration Statement, have been audited by Price Waterhouse LLP, independent public accountants, as indicated in their report with respect thereto, which is incorporated by reference herein. Such financial statements and schedules are incorporated by reference herein in reliance upon the report of Price Waterhouse LLP, given upon its authority as experts in accounting and auditing.

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     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, IN CONNECTION WITH THE OFFERING MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE UNDERWRITERS OR ANY OTHER PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                               ------------------

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                     PAGE
Prospectus Supplement Summary......   S-3
Use of Proceeds....................   S-6
Capitalization.....................   S-6
Selected Consolidated Financial
  Data.............................   S-7
Summary Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations........   S-8
Description of the Notes...........  S-12
Underwriting.......................  S-15
PROSPECTUS
Available Information..............     2
Incorporation of Certain Documents
  by Reference.....................     2
The Company........................     3
Ratio of Earnings to Fixed
  Charges..........................     3
Use of Proceeds....................     3
Description of the Debt
  Securities.......................     3
Plan of Distribution...............    15
Validity of the Debt Securities....    15
Experts............................    15

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                                  $200,000,000

                                   IBP, INC.

                          6 1/8% SENIOR NOTES DUE 2006

                          7 1/8% SENIOR NOTES DUE 2026
                   ------------------------------------------

                             PROSPECTUS SUPPLEMENT
                   ------------------------------------------

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                              SALOMON BROTHERS INC
                                JANUARY 23, 1996
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